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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

                           PURSUANT TO RULE 13d-2(a)(1)

                           CONTANGO OIL & GAS COMPANY
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                                (Name of Issuer)

                          Common Stock, $.04 par value
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                         (Title of Class of Securities)
                                   21075N105
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                                 (CUSIP Number)

                                 Kenneth R. Peak
                           Contango Oil & Gas Company
                        3700 Buffalo Speedway, Suite 960
                              Houston, Texas 77098
                                 (713) 960-1901
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 1999
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).




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CUSIP NO. 21075N105             13D
------------------                          -----------------------------------

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     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              BRAD JUNEAU
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                     (b) / /
                       N/A
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*

                       PF
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) OR 2(e)                                       / /

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
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                            7     SOLE VOTING POWER

                                           800,000 shares of Common Stock
       NUMBER OF         ------------------------------------------------------
        SHARES              8     SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY                            0 shares of Common Stock
         EACH            ------------------------------------------------------
       REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON WITH
                                           800,000 shares of Common Stock
                         ------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                           0 shares of Common Stock
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       800,000 shares of Common Stock
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*    N/A                                   / /

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.5%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
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                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

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1.       SECURITY AND ISSUER

         This statement relates to the common stock, $0.04 Par value per share, of Contango Oil & Gas Company, a Nevada corporation. The address of Contango's principal executive office is 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098. Until September 28, 1999, Contango operated under the name MGPX Ventures, Inc.

2.       IDENTITY AND BACKGROUND

         The name and principal business address of the person filing this statement are:

         Brad Juneau
         Juneau Exploration
         26902 Nichols Sawmill Road
         Magnolia, Texas  77355

         Mr. Juneau is the President and Chief Executive Officer of Juneau Exploration.

         During the last five years, Mr. Juneau has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Juneau entered into a Subscription Agreement with Contango dated as of August 13, 1999, which is attached as Exhibit 1 and incorporated by reference to this Schedule 13D. Mr. Juneau purchased 400,000 shares of common stock at a purchase price of $0.10 Per share and warrants to purchase 400,000 shares of common stock at a purchase price of $4,000 for an aggregate purchase price of $44,000 in cash. Mr. Juneau financed the purchase from his personal assets.

         The warrants became exercisable upon approval by the stockholders of Contango of an increase in the company's authorized common stock at the meeting of stockholders held on September 28, 1999.




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4.       PURPOSE OF TRANSACTION

         Mr. Juneau purchased the shares of common stock for the purpose of acquiring a substantial investment in Contango. Subject to applicable securities laws and regulations, Mr. Juneau may dispose or acquire securities of Contango, including the common stock, depending upon the position of the market, the issuer and other factors.

         In connection with Mr. Juneau's investment in Contango, he was nominated to the board of directors and became a director of Contango on September 28, 1999.

         Juneau Exploration, a company of which Mr. Juneau is the president and chief executive officer, intends to enter into an agreement with Contango. This agreement could entitle Juneau Exploration to receive shares of Contango common stock and options to purchase shares of common stock as payment for the development of successful exploration wells. Mr. Juneau does not have any other plans or proposals which relate to or would result in any other acquisition by any person of additional securities of Contango, or the disposition of securities of Contango. Mr. Juneau does not currently have any plans or proposals which relate to or would result in any other changes in the board of directors or management of Contango, or which relate to or would result in any of the results specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

5.       INTEREST IN SECURITIES OF THE ISSUER

         Mr. Juneau owns 400,000 shares of common stock and may be deemed to be the beneficial owner of 400,000 additional shares which he has the right to purchase upon exercise of warrants for a total of 800,000 shares of common stock beneficially owned. Subject to applicable marital property laws, Mr. Juneau has sole voting and dispositive power with respect to all of his shares of common stock.

         Except as set forth in Item 3 above, Mr. Juneau has not effected any transactions in common stock in the past 60 days.

         No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock held by Mr. Juneau.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Except as described in this Schedule 13D, Mr. Juneau is not party to any contracts, arrangements, understandings or other relationships with respect to the securities of Contango.

7.       MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1. Subscription Agreement dated as of August 13, 1999 between Brad Juneau and MGPX Ventures, Inc.




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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1999
                                    /s/ Brad Juneau
                                    ----------------------------
                                    Brad Juneau